

May 14, 2024

Office of Risk Analysis & Registrations

Division of Examinations

To Whom It May Concern,

Please see a list of changes to the SBSE-A Amendment.

The following employee was added as SBSD Principals:

- Paolo Beltrame

The following employee was removed as SBSD Principal:

- Deborah Gravinese
- Jeff Solomon

If you have any questions related to these changes, please contact:

Nadia Hossain, Director Compliance

646-623-7809